Exhibit 99.1

IMMEDIATE	21 June 2004

Royal & SunAlliance re UK Life Insurance Operations

Royal & Sun Alliance Insurance Group plc notes press speculation about the Company, and confirms that it is in discussions regarding the disposal of its UK Life insurance operations. These discussions are at an early stage and the amounts referred to in the press are purely speculative.

As has been indicated for some time, the Group is reviewing options for its UK Life insurance operations with respect to releasing capital.

–ENDS–